                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                        FORM 11-K


         (Mark One)

   [ X ] ANNUAL  REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [FEE REQUIRED]

               For the fiscal year ended December 31, 1994

                                       OR

   [   ] TRANSITION  REPORT  PURSUANT TO  SECTION  15(d)  OF  THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from                  to


   Commission file number 1-170-2

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           AMOCO FOAM PRODUCTS COMPANY
                                 CHIPPEWA FALLS
                          HOURLY EMPLOYEE SAVINGS PLAN

                             1500 West River Street
                          Chippewa Falls, WI 54729-1954

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                AMOCO CORPORATION
                             200 East Randolph Drive
                             Chicago, Illinois 60601
                             Telephone 312-856-6111

                                   SIGNATURE

   The Plan.

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        AMOCO FOAM PRODUCTS COMPANY
                                        CHIPPEWA FALLS
                                        HOURLY EMPLOYEE SAVINGS PLAN

                                        By Norwest Bank Wisconsin, N.A.
                                        Plan Trustee



   Date:  May 22, 1995                  By           Dale C. Luthy
                                                     Dale C. Luthy
                                             Vice President, Trust Officer

























                                       2.
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                        REPORT OF INDEPENDENT ACCOUNTANTS


   To the Board of Directors of Amoco Foam Products Company

   In our opinion, the accompanying statement of financial position (with fund information) and the related statement of income, expenses, and changes in plan equity (with fund information) present fairly, in all material respects, the financial position of the Amoco Foam Products Company Chippewa Falls Hourly Employee Savings Plan at December 31, 1994 and 1993, and the results of its operations and the changes in its plan equity for the year ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Amoco Foam Products Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of financial position (with fund information) and statement of income, expenses, and changes in plan equity (with fund information) is presented for purposes of additional analysis rather than to present the financial position and the income, expenses and changes in plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





   PRICE WATERHOUSE LLP

   Chicago, Illinois
   May 22, 1995







                                       3.
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                           AMOCO FOAM PRODUCTS COMPANY
                                 CHIPPEWA FALLS
                          HOURLY EMPLOYEE SAVINGS PLAN


                         STATEMENT OF FINANCIAL POSITION
                             (WITH FUND INFORMATION)


                                                     December 31,
                                                 1994           1993
   ASSETS


   Investments:
    Amoco Stock Fund                          $   92,096     $   44,688
    Equity Fund                                  172,864         81,903
    Money Market Fund                            115,489         54,382
    Balanced Fund                                317,925        151,049
       Total investments                         698,374        332,022

       Total assets                           $  698,374     $  332,022



   LIABILITIES AND PLAN EQUITY


   Plan equity                                $  698,374     $  332,022

       Total liabilities and plan equity      $  698,374     $  332,022



       The accompanying notes are an integral part of these statements.
















                                       4.
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                                     AMOCO FOAM PRODUCTS COMPANY
                                           CHIPPEWA FALLS
                                     HOURLY EMPLOYEE SAVINGS PLAN


                      STATEMENT OF INCOME, EXPENSES, AND CHANGES IN PLAN EQUITY
                                       (WITH FUND INFORMATION)
                                 For the year ended December 31, 1994

                                          Amoco               Money
                                          Stock     Equity    Market    Balanced
                                          Fund       Fund      Fund       Fund       Total

   Additions of assets attributed to:
     Employee contributions             $ 34,838   $ 69,766  $ 45,206   $127,879   $277,689
     Employer contributions                9,632     21,236    13,103     39,427     83,398
     Realized losses on
       sales of investments                  (24)       (87)        -         (3)      (114)
     Change in unrealized
       appreciation in
       fair value of investments           5,496      2,361         -      2,478     10,335
     Interest and dividends                2,526         32     3,679         61      6,298
     Interfund transfers (net)            (3,081)       225     2,983       (127)         -

       Total additions                    49,387     93,533    64,971    169,715    377,606

   Deductions of assets attributed to:
     Distributions to participants          (889)    (1,463)   (3,260)    (1,060)    (6,672)
     Administrative expenses              (1,090)    (1,109)     (604)    (1,779)    (4,582)

       Total deductions                   (1,979)    (2,572)   (3,864)    (2,839)   (11,254)

   Net increase in plan
     equity during the year               47,408     90,961    61,107    166,876    366,352

   Net assets available
     for plan benefits:

     Beginning of year                    44,688     81,903    54,382    151,049    332,022

     End of year                        $ 92,096   $172,864  $115,489   $317,925   $698,374


      The accompanying notes are an integral part of these statements.






                                       5.
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                           AMOCO FOAM PRODUCTS COMPANY
                                 CHIPPEWA FALLS
                          HOURLY EMPLOYEE SAVINGS PLAN
                   __________________________________________

                          NOTES TO FINANCIAL STATEMENTS

   1.   Description of the Plan:

        Amoco Foam Products Company (the "Company") established the Amoco Foam Products Company Chippewa Falls Hourly Employee Savings Plan (the "Plan") effective January 1, 1993, pursuant to a collective bargaining agreement. The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both employee and Company contributions are held in a trust by an independent trustee for the benefit of participating employees. Norwest Bank Wisconsin, N.A. is the trustee of the Plan (the "Trustee"). The Company reserves the right to amend or terminate the Plan at any time. The Plan was not amended during 1994.

        Under the Plan, participating employees can invest a total of 13 percent of pre-tax and/or after-tax earnings. The first three percent will be matched by the Company at a rate of $.50 for every $1.00 contributed by the employee. Company contributions are automatically invested in the same way as participants' contributions are invested.

        There were 223 participants in the Plan at December 31, 1994. Participants are fully vested in their contributed accounts. Vesting in Company contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeited Company contributions are used to decrease the Company contributions.

        Trustee fees, brokerage commissions, and other transaction fees and expenses related to the Amoco Stock Fund, the Equity Fund, the Money Market Fund and the Balanced Fund are generally paid out of those respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those funds and certain other brokerage commissions and other fees and expenses incurred in connection with those investment elections. Administrative expenses for 1994 were paid by the Company, but may be charged to the Plan in future years at the discretion of Company management and in accordance with the terms of the Plan.

        The contributions are invested in up to four savings options as determined by participants. The participant can direct the Trustee to invest in one or more of the following options: Amoco Stock Fund; Equity Fund; Money Market Fund; and Balanced Fund.



                                       6.
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                    NOTES TO FINANCIAL STATEMENTS (continued)

   Amoco Stock Fund

        Amoco Stock Fund's primary investment objective is to purchase shares of Amoco Corporation common stock. Amounts not invested in Amoco Corporation stock are held as cash or are used to purchase short-term investments including short-term investment funds of the Trustee. Dividends paid on Amoco Corporation common stock held in the Amoco Stock Fund are used primarily to purchase additional shares of Amoco Corporation common stock or to meet the cash demands of the Amoco Stock Fund.

        The percentage of assets of the Amoco Stock Fund in investments other than Amoco Corporation common stock under normal circumstances is less than 5 percent. However, this figure may change as transactions are made and may be substantially higher or lower at a given time. On December 31, 1994, the percentage of investments in Amoco Corporation common stock was 98.5 percent.

        Shares of common stock held in the fund and dividends and other distributions on common stock are not specifically allocated to participant accounts. Instead, each participant's investment in the Amoco Stock Fund is based on the proportion of his or her investment in the fund to all Plan participants. The manager of the Amoco Stock Fund is Norwest Bank Wisconsin, N.A.

   Equity Fund

        Amounts invested in the Equity Fund are placed in the Norwest Index Stock Fund, a mutual fund managed by Norwest Investment Management ("Norwest"), a part of Norwest Bank Minnesota N.A. The goal of the fund is to create a portfolio of stocks that duplicates the Standard & Poor's ("S&P") 500 Index return with minimum deviations. The portfolio strategy provides for the purchase of stocks representing over 98 percent of the pro rata weighted market values of the S&P 500 Index. As of December 31, 1994, the Equity Fund represented 96 percent of the pro rata weighted market values of the S&P 500 Index. In order to reduce costs, transactions are made only to reproduce the composition of the index, to invest cash received from dividends or buyouts, to invest additions to the fund and to raise cash for withdrawals. At December 31, 1994, there were 7,866 units in the fund at a unit value of $21.62.

   Money Market Fund

        Amounts invested in the Money Market Fund are used to purchase units of the Norwest Short-Term Investment Fund, a bank collective fund managed by Norwest. The manager's goal is to select a portfolio of maturities that offers a return higher than U.S. Treasury bills. Assets of the Norwest Short-Term Investment Fund are held in cash or short-term securities, bonds, notes, shares of money market mutual funds, domestic

                                       7.
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                    NOTES TO FINANCIAL STATEMENTS (continued)

   and foreign bank deposits, bankers acceptances, repurchase agreements, and floating rates or put issues. The portfolio guidelines state that no more than 20 percent of the fund will be held in instruments maturing in 91 days or more. For added liquidity, at least 20 percent of the fund must mature or become available on demand each day. The fund manager is responsible for purchasing the selection of securities for the fund.

   Balanced Fund

        Amounts invested in the Balanced Fund are used to purchase shares of the Norwest Growth Balanced Fund. The goal of the Balanced Fund is to provide the investor with capital appreciation through quality equity securities and to moderate risk by holding intermediate maturity bonds. The fund's strategic asset allocation goal is 65 percent invested in equity securities and 35 percent invested in bonds. The adviser, Norwest, can change the allocation by as much as 15 percentage points.

        The equity securities portion of the fund emphasizes long term capital appreciation while attempting to minimize return volatility. Five distinct equity styles, advised by Norwest and sub advisers, Peregrine Capital Management and Schroder Capital Management, are used to insure that the portfolio is diversified. In addition, no single equity security can compose more than 6 percent of the equity security portion of the portfolio.

        The second component of the fund is intermediate bonds. Norwest and Peregrine Capital Management, as sub adviser, manages this portion of the fund and seeks to offer a return greater than the Shearson Lehman Intermediate Government and Corporate Bond Index.

        At December 31, 1994, there were 17,525 shares in the fund at a share value of $17.86.















                                       8.
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                    NOTES TO FINANCIAL STATEMENTS (continued)

   2.   Summary of Significant Accounting Policies:

        All investments of the funds are stated at fair value as determined by quoted market prices. Realized gains and losses are recognized upon the disposition of investments by comparing the proceeds, or market value, to the average cost, (see Note 4).

   3.   Investments:

        The composition of various savings plan funds as of December 31, 1994 and 1993 was as follows:
                                                              December 31,
                                                            1994        1993

   Amoco Stock Fund
    Amoco Corporation common stock, at market value;     $ 90,757    $ 40,714
        1,535 shares and 770 shares, respectively
        (cost -- $87,385 and $43,037, respectively)
    Cash equivalents                                          497       3,038
    Interest, dividends and other receivables                 842         936
        Total                                              92,096      44,688

   Equity Fund
    Norwest Index  Stock Fund, at market value;           170,056      78,866
        7,866 units and 3,706 units, respectively
        (cost -- $171,265 and $75,798, respectively)
    Cash equivalents                                          934       1,159
    Interest, dividends and other receivables               1,874       1,878
        Total                                             172,864      81,903

   Money Market Fund
    Norwest Short-Term Investment Fund, at market         113,266      53,026
        value; 113,266 units and 53,026 units,
        respectively (cost approximates market)
    Cash equivalents                                          613           -
    Interest, dividends and other receivables               1,610       1,356
        Total                                             115,489      54,382

   Balanced Fund
    Norwest Growth  Balanced Fund, at market value;       313,002     145,757
        17,525 shares and 8,218 shares, respectively
        (cost -- $314,285 and $137,516, respectively)
    Cash equivalents                                        1,475       1,866
    Interest, dividends and other receivables               3,448       3,426
        Total                                             317,925     151,049
        Total investments                                $698,374    $332,022

                                     9.

   4.   Sales, Redemptions, and Distributions of Securities:

        The aggregate of income realized from sales, redemptions, and distributions of securities in participants' accounts for the year ended December 31, 1994, was as follows:
                                                   Average       Losses
                                     Proceeds        Cost       Realized
   Amoco Stock Fund                $   51,755    $   51,779   $     (24)
   Equity Fund                         93,480        93,567         (87)
   Balanced Fund                      162,902       162,905          (3)
     Total                         $  308,137    $  308,251   $    (114)

        Average cost is calculated as the weighted average of the fair value of the disposed securities at the beginning of the year or acquisition cost if acquired during the year.

   5.   Taxes:

        The  Company and the  Trustee believe that the  Plan qualifies under
   Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that the related Trust is exempt from Federal income taxes under Section 501(a) of the Code. The Company did not amend the Plan during 1994 but reserves the right to amend, modify or terminate the Plan at any time in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company also reserves the right to make any amendment necessary to maintain the qualification of the Plan and Trust.

        Under current Federal tax law, it is expected that a participant will not be subject to income taxes on amounts contributed by the Company or on income accrued to the participant's account until part or all of the participant's account is withdrawn or distributed. Gains and losses on the sale of securities within a participant's account are not reportable for income tax purposes unless withdrawn.

   6.   Unrealized Appreciation on Investments:

        Unrealized appreciation on investments at December 31, 1994, amounted to $10,335 and has been reflected in the statement of income, expenses, and changes in plan equity (with fund information) for the period.

   7.   Withdrawals and Forfeitures:

        Distributions to participants are reported at market value at the date of distribution. For the year ended December 31, 1994, the balance of participants' accounts withdrawn totaled $6,718. Disbursements in cash in settlement of such accounts amounted to $6,672. The difference of $46 represented the total amount of the Company's contributions forfeited during the period.

                                 10.
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